UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

FSI International, Inc.

(Name of Subject Company)

FSI International, Inc.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Donald S. Mitchell

Chairman and Chief Executive Officer

FSI International, Inc.

3455 Lyman Boulevard

Chaska, Minnesota 55318-3052

(952) 448-5440

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

(612) 766-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on August 27, 2012 by FSI International, Inc. (“FSI”). The Statement relates to the cash tender offer by RB Merger Corp., a Minnesota corporation, and indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation, to purchase all of FSI’s outstanding shares of common stock, no par value, at a purchase price of $6.20 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 27, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information

(1) Item 8 of the Statement is hereby amended and supplemented by adding the following as the last two sentences of the subsection entitled “Antitrust Laws – United States”:

“Effective 11:00 a.m., New York City time, on September 26, 2012, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer was terminated by the FTC. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

(2) Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the subsection entitled “Litigation Related to the Offer and Merger”:

“On September 25, 2012, shareholder Elizabeth Kuzio served a notice of dismissal (the “Kuzio Notice of Dismissal”) upon the Defendants whereby Ms. Kuzio voluntarily dismisses all her claims against the Defendants. The foregoing description is qualified in its entirety by reference to the Kuzio Notice of Dismissal which is filed as an exhibit to this Statement and incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(H) Text of Notice of Dismissal, dated September 25, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.) (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 5 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by TEL and Purchaser on September 27, 2012)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ Patricia M. Hollister
Name: Patricia M. Hollister Title: Chief Financial Officer Date: September 27, 2012